February 7, 2011

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Division of Corporation Finance

RE: Command Security Corporation
Form 10K for the fiscal year ended March 31, 2010
Filed June 25, 2010

Definitive Proxy Statement on Schedule 14-A
Filed July 29, 2010

File No. 001-33525

Ladies and Gentlemen:

On behalf of Command Security Corporation (the "Company"), we transmit herewith the Company’s follow-up responses to the telephonic discussion held on January 26, 2011 of the Company’s responses to comments 5 and 6 of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company's filings referenced above (the "Filings"), as set forth in your letter dated November 18, 2010.  As requested by the Staff, the Company will address the Staff's comments in its future filings with the Commission, as appropriate.

Particularly, we wish to advise the Staff as follows (The numbered paragraphs set forth herein correspond to the numbered paragraphs in the Staff's letter):

Summary Compensation Table, page 22

5.
Although the option award to Edward S. Fleury was not included in the Summary Compensation Table in our 2009 Definitive Proxy Statement, it was identified on the next page 30 under Grants of Plan-Based Awards.  The fair value at grant date is noted in column (l).

6.
The 2010 Definitive Proxy Statement only asked for votes regarding election of members of the board of directors and selection of the independent registered public accounting firm.  There were no critical matters to be voted on, nor were there any other matters for consideration.  We believe the omission of the 2009 compensation information, specifically the fair value at grant date of options to Edward S. Fleury, was not critical to items to be voted on and in our opinion did not mislead readers of the financial statements.  In addition, the 2010 Definitive Proxy Statement did make mention of the options granted to Mr. Fleury on September 29, 2008, the exercise price and the vesting period.

Also, the compensation expense for fiscal years 2009 and 2010 related to such options was handled correctly in the financial statements.

The attached supplemental table, for use of the Staff only, details the components of stock based compensation costs included in our 2009 and 2010 consolidated statements of income and balance sheets.

The foregoing information will be disclosed in the Company's future filings with the SEC, as and where appropriate, as requested by the Staff.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (845) 454-3703.

Sincerely,

Barry Regenstein
President

cc: Mr. Larry Spirgel
Assistant Director

COMMAND SECURITY CORPORATION
STOCK BASED COMPENSATION COSTS
SUPPLEMENTAL TABLE

2009

Name	Date of Award	Vesting in Years	Number of Options Granted	Option Exercise Price ($)	Fair Value at Grant Date ($)	Stock Based Compensation Costs ($)
Andrew Maggio	12/16/07	1	25,000	3.35	25,000	18,750
David Pomerance	9/12/08	1	10,000	3.35	3,550	3,550
Edward Fleury	9/28/08	3	500,000	3.368	360,000	59,976
Laurence Levy	6/5/08	1	50,000	2.68	28,500	16,625
Directors	9/18/08	*	58,068	3.36	41,228	41,228
Directors	12/31/08	**	70,000	3.08	31,968	31,968
Total***						172,097

2010

Name	Date of Award	Vesting in Years	Number of Options Granted	Option Exercise Price ($)	Fair Value at Grant Date ($)	Stock Based Compensation Costs ($)
Directors	12/31/08	**	37,014	3.08	17,026	17,026
David Pomerance	9/12/08	1	10,000	3.35	3,550	3,550
Edward Fleury	9/28/08	3	500,000	3.368	360,000	119,952
Total***						140,528

* - 100% vested at date of grant.
** - 100% vested at date of grant, subject to the approval by the Board of Directors and stockholders at the Company’s 2009 Annual Meeting of Shareholders.  Award in 2009 was in excess of available shares by 13,068 options which were reflected as forfeitures and shown net of the award in 2010 above.
*** - Amounts agree with stock compensation costs as shown in our Consolidated Statements of Changes in Stockholder’s Equity and Comprehensive Income and Consolidated Statements of Cash Flows for 2009 and 2010, respectively.